Exhibit 99.1

ITAMAR MEDICAL LTD.

NOTICE OF SPECIAL AND 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 16, 2021

To the Shareholders of Itamar Medical Ltd.

Notice is hereby given that the Special and 2021 Annual General Meeting of Shareholders (the “Meeting”) of Itamar Medical Ltd. (“we,” “Itamar” or the “Company”) will be held on Tuesday, November 16, 2021, at 1:00 PM (Israel time) (6:00 AM Eastern time).

The Meeting will be held at the Company’s executive offices at 5 Tarshish Street, Caesarea 3079821, Israel. However, in light of the outbreak of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting at a later date. In such event, the Company will issue a press release and/or furnish a Form 6-K or other document to the U.S. Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority (the “ISA”) prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual Meeting.

The Meeting will be held for the following purposes:

1.	To approve the acquisition of Itamar by ZOLL Medical Corporation (“Parent”), including the approval of: (i) the Agreement and Plan of Merger, dated September 13, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Zeus Merger Sub Ltd., an Israeli company and a wholly owned subsidiary of Parent (“Merger Sub”) and, solely for the limited purposes set forth therein, Asahi Kasei Corporation (“Guarantor”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly owned subsidiary of Parent (the “Merger”); (iii) the consideration of $1.0333333 in cash, without interest and subject to applicable withholding taxes, to be received for each ordinary share, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”), including with respect to the Ordinary Shares underlying the Company’s American Depositary Shares, each representing thirty (30) Ordinary Shares (“ADSs”), owned as of immediately prior to the effective time of the Merger; (iv) the cancellation of each outstanding option to purchase Ordinary Shares or ADSs (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; (v) the cancellation of each outstanding restricted share unit (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; and (vi) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the “Merger Proposal”);

2.	To approve the adjournment of the Meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting (the “Adjournment Proposal”);

3.	To elect Giora Yaron, Ilan Biran, Christopher M. Cleary, Scott P. Serota, Brad Fluegel and Marga Ortigas-Wedekind as directors of the Company (the “Director Proposal”);

4.	To approve amendments to the Company’s compensation policy governing the compensation of the Company’s office holders (the “Compensation Policy Proposal”);

5.	To approve a modification to the base compensation of the Company’s President and Chief Executive Officer (the “CEO Salary Proposal”);

6.	To approve the reappointment of Somekh Chaikin, a member of KPMG International, as the Company’s independent auditor, and to authorize the Company’s Board of Directors to delegate to the Audit Committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services (the “Auditor Proposal”); and

7.	To review and discuss the Company’s consolidated financial statements for the year ended December 31, 2020.

The foregoing proposals will be described more fully in the proxy statement for the Meeting, once available, as described below.

The Board of Directors of the Company unanimously recommends a vote FOR all of the proposals presented at the Meeting, including the Merger Proposal.

Provided that a quorum is present, the adoption and approval of each of the proposals set forth in Items 1 – 6 above will require the affirmative vote of a majority of the Ordinary Shares present, in person, by proxy or by electronic voting, at the Meeting (or any adjournment or postponement thereof), excluding abstentions; provided that:

•	with respect to Item 1 (the Merger Proposal), such majority vote excludes any Ordinary Shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the “means of control” (within the meaning of the ICL) of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates; and

•	with respect to Item 4 (the Compensation Policy Proposal) and Item 5 (the CEO Salary Proposal), either (i) the shares voted in favor of such resolution include a majority of the Ordinary Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter (as such terms are defined in the ICL) or (ii) that the total number of shares voted by the shareholders described in clause (i) against such resolutions does not exceed two percent (2%) of the aggregate voting rights in the Company. As of the date hereof, the Company does not have a controlling shareholder within the meaning of the ICL.

Item 7 will not involve a vote of the shareholders.

Itamar cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of Proposals 2, 3, 4, 5 or 6.

Shareholders of record at the close of business on October 17, 2021 are entitled to notice of and to vote at the Meeting.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange Ltd., you should deliver (via registered mail or courier) your completed proxy to the offices of the Company at 9 Halamish Street, Caesarea 3088900, Israel, Attention: General Counsel and Company Secretary, together with a proof of ownership (‘Ishur Baalut’), as of the record date, issued by your broker, at least 48 hours prior to the time of the Meeting. Alternatively, you may vote Ordinary Shares electronically via MAGNA, the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 37 of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

In accordance with the ICL, (i) position statements with respect to any of the proposals at the Meeting must be delivered to Itamar no later than ten (10) days prior to the date of the Meeting and (ii) eligible shareholders, holding at least one percent (1%) of the outstanding Ordinary Shares, may present proper proposals for inclusion in the Meeting by submitting their proposals to us within seven (7) days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Meeting, we will publish a revised agenda in the manner set forth below.

The Company intends to furnish copies of the proxy statement for the Meeting, describing the various matters to be voted on at the Meeting, along with the proxy card and other documents to the SEC and the ISA on Form 6-K on or about October 18, 2021. Once available, such proxy statement, proxy card and other documents may be obtained for free from the SEC’s website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, the Company’s website at www.itamar-medical.com, or by directing the request to the Company’s corporate secretary. If applicable, valid position statements and/or revised agenda will be published by way of issuing a press release and/or filing a Form 6-K with the SEC and the ISA.

/s/ Dr. Giora Yaron
Dr. Giora Yaron
Chairman of the Board of Directors

Date: October 12, 2021